Filed Pursuant to
Rule 424(b)(3)
Registration No. 333-108963
PROSPECTUS
AASTROM BIOSCIENCES, INC.
10,000,000 SHARES OF COMMON STOCK
     We are offering to our shareholders up to an aggregate of 10,000,000 shares of our common stock for purchase from time to time under our Shareholder Direct Stock Purchase Plan. As of July 31, 2007, approximately 9,400,000 shares remain available for purchase under this plan. The prices at which shareholders may buy the shares will be determined by the prevailing market price for the shares.
     Shareholders who enroll may purchase between $250 and $100,000 of stock each month. Purchases will be made on the first Wednesday after the 15th of each month. The purchase price of the shares will be 3% below the average of the closing sale prices for our common stock as reported by Nasdaq for the three trading days ending two days before the purchase date.
     Our common stock is quoted on the Nasdaq Capital Market under the symbol “ASTM.” On August 22, 2007, the closing price of our common stock was $1.14 per share.

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 6 OF THIS PROSPECTUS BEFORE MAKING A DECISION TO PURCHASE OUR STOCK.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is August 27, 2007.

     You should rely only on the information provided or incorporated by reference in this prospectus. We have not authorized anyone to provide you with additional or different information. This document may only be used where it is legal to sell these securities. You should not assume that any information in this prospectus is accurate as of any date other than the date of this prospectus. Information incorporated by reference in this prospectus is accurate only as of the date of the document incorporated by reference. In this prospectus, unless otherwise indicated, the words “we,” “us,” and “our” refer to Aastrom Biosciences, Inc. and its subsidiaries.
FORWARD-LOOKING STATEMENTS
     This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include statements regarding, among other things, (a) our expectations about product development activities, (b) our growth strategies, (c) anticipated trends in our industry, (d) our future financing plans, and (e) our anticipated needs for capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” in the Form 10-K and other reports that are incorporated by reference into this prospectus, as well as in this prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in this prospectus (including the information incorporated by reference). In light of these risks and uncertainties, the events anticipated in the forward-looking statements may not occur.

SUMMARY
          The following summary highlights selected information from this prospectus and in information incorporated by reference. Because this is a summary, it does not contain all the information about us that may be important to you. You should read this entire prospectus and the other documents and the financial statements and related notes which are incorporated by reference in this prospectus.
Our Business
     We are a regenerative medicine company focused on the clinical development of autologous cell products for the repair or regeneration of multiple human tissues, based on our proprietary Tissue Repair Cell (TRC) Technology. Our pre-clinical and clinical product development programs utilize patient-derived bone marrow stem and progenitor cell populations, and are being investigated for their ability to aid in the regeneration of tissues such as vascular, bone, cardiac and neural.
     We have developed a patented proprietary manufacturing system to produce human cells for clinical use. This automated cell manufacturing system enables our “single-pass perfusion” cell culture process. Single-pass perfusion is our patented technology for growing large quantities of human cells. These cells include adult stem and progenitor cell populations, which are required for the formation of tissues such as bone, vascular, cardiac, neural, and the hematopoietic system.
          Our platform Tissue Repair Cell (TRC) Technology is based on 1) our cell products which are a unique cell mixture containing large numbers of stem and progenitor cells, produced outside of the body from a small amount of bone marrow taken from the patient, and 2) the means to produce these products in an automated process. TRC-based products have been used in over 250 patients, and are currently in active clinical trials for bone regeneration (osteonecrosis of the femoral head, long bone fractures and spine fusions) and vascular regeneration (critical limb ischemia) applications. Our proprietary TRC-based cell products received an Orphan Drug Designation from the U.S. Food and Drug Administration (FDA) for use in the treatment of osteonecrosis of the femoral head and the treatment of dilated cardiomyopathy. In addition, we are developing programs for TRC-based therapies to address cardiac and neural regeneration indications.
          Our primary business is to develop our TRC-based products for use in multiple therapeutic areas. Currently, we are refining our TRC-based products to better meet the needs and set the foundation to establish strong brands for each therapeutic area, as follows:
•	Bone regeneration – Bone Repair Cells (BRCs)

•	Vascular regeneration – Vascular Repair Cells (VRCs)

•	Cardiac regeneration – Cardiac Repair Cells (CRCs)

•	Neural regeneration – Neural Repair Cells (NRCs)
          Since our inception, we have been in the development stage and engaged in research and product development, conducted principally on our own behalf. Our initial business plan was to pursue the bone marrow transplantation markets by commercializing our cell manufacturing system and supplies. Since that time we have phased out our marketing efforts promoting the cell manufacturing system as a commercial product in the U.S. Currently, we have product sales consisting of limited sales of manufacturing supplies to academic collaborators for research and limited revenue related to cell-based products.
          Our current focus is on utilizing our TRC Technology to produce autologous cell-based products for use in regenerative medicine. At such time as we satisfy applicable regulatory approval requirements, we expect the sales of our TRC-based products to constitute nearly all of our product sales revenues.
          We do not expect to generate positive cash flows from our consolidated operations for at least the next several years and then only if more significant TRC-based cell product sales commence. Until that time, we expect that our revenue sources will consist of only minor sales of our cell products, and dendritic cell and T-cell manufacturing supplies to our academic collaborators, grant revenue and research funding, and potential licensing fees or other financial support from potential future corporate collaborators.

          To date, we have financed our operations primarily through public and private sales of our equity securities, and we expect to continue obtaining required capital in a similar manner. As a development-stage company, we have never been profitable and do not anticipate having net income unless and until significant product sales commence. This is not likely to occur until we obtain significant additional funding, complete the required clinical trials for regulatory approvals, and receive the necessary approvals to market our products. Through March 31, 2007, we have accumulated a net loss of approximately $154 million. We cannot provide any assurance that we will be able to achieve profitability on a sustained basis, if at all, obtain the required funding, obtain the required regulatory approvals, or complete additional corporate partnering or acquisition transactions.
          Our principal executive offices are located at 24 Frank Lloyd Wright Drive, P. O. Box 376, Ann Arbor, MI 48106. Our telephone number is (734) 930-5555.
The Offering
          This offering relates to the sale of up to 10,000,000 shares of our common stock to our shareholders pursuant to our Shareholder Direct Stock Purchase Plan. As of July 31, 2007, approximately 9,400,000 shares remain available for purchase under the plan.
          Enrollment: This Plan is available only to shareholders. If you currently own Aastrom common stock registered in your name, you may participate in the Plan by completing and returning an Authorization and Enrollment Form. If you own Aastrom stock, but your shares are currently held by a bank or broker in their name (i.e., “street name”) you may participate by completing an Authorization and Enrollment Form and either: (1) having your bank or broker register at least one of the shares in your name or, (2) providing Aastrom with both a portion of your brokerage account statement that shows you owned Aastrom shares as of a date within the last 3 months and completing and returning a Share Ownership Certification Form.
          Purchases: Once you have enrolled, you may make purchases in any amount from $250 to $100,000 per month by check or through automatic monthly deductions from a qualified bank account. Purchases will be made monthly on the first Wednesday after the 15th of each month. The purchase price will be 3% below the average of the closing sale prices for our common stock as reported by Nasdaq for the three trading days ending two days before the purchase date.
          Payment: Payments must be received at least five business days before the purchase date. Payments may be made by wire transfer, check or direct deductions from a bank account.
          Safekeeping of Shares: All shares of Aastrom common stock purchased through the Plan will be held by the Plan Administrator in book-entry form in your account. If you hold Aastrom common stock certificates outside of the Plan, you may deposit those certificates for safekeeping with the Plan Administrator and those shares will be reflected in your Plan account.
          Sale of Shares: The Plan provides you with the ability to sell all or any portion of Aastrom common stock held in the Plan in book-entry form. You may also request to receive a certificate for these shares and sell the shares outside the Plan.
          Fees: There is a $10.00 enrollment fee associated with the Plan, as well as fees in the event of insufficient funds for checks or automatic deductions
          More Information: For more information about the Plan, see “Information about the Plan” on Page 13 of this document, call the Plan’s toll free number, (800) 509-5586 or see our website at www.aastrom.com.

RISK FACTORS
     You should carefully consider the following risk factors before purchasing our common stock. The risks and uncertainties described below are not the only ones we face. There may be additional risks and uncertainties that are not known to us or that we do not consider to be material at this time. If the events described in these risks occur, our business, financial condition and results of operations would likely suffer. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. This section discusses the risk factors that might cause those differences. You should also consider the additional information set forth in our SEC reports on Forms 10-K, 10-Q and 8-K and in the other documents considered a part of this prospectus. See “Where You Can Find More Information.”
Our past losses and expected future losses cast doubt on our ability to operate profitably.
          We were incorporated in 1989 and have experienced substantial operating losses since inception. As of March 31, 2007, we have incurred a cumulative net loss totaling approximately $154 million. These losses have resulted principally from costs incurred in the research and development of our cell culture technologies and our cell manufacturing system, general and administrative expenses, and the prosecution of patent applications. We expect to incur significant operating losses at least until, and probably after, product sales increase, primarily owing to our research and development programs, including pre-clinical studies and clinical trials, and the establishment of marketing and distribution capabilities necessary to support commercialization efforts for our products. We cannot predict with any certainty the amount of future losses. Our ability to achieve profitability will depend, among other things, on successfully completing the development of our product candidates, timely initiation and completion of clinical trials, obtaining regulatory approvals, establishing manufacturing, sales and marketing arrangements with third parties, maintaining supplies of key manufacturing components, and raising sufficient cash to fund our operating activities. In addition, we may not be able to achieve or sustain profitability.
Failure to obtain and maintain required regulatory approvals would severely limit our ability to sell our products.
          We must obtain the approval of the FDA before commercial sales of our cell product candidates may commence in the U.S., which we believe will ultimately be the largest market for our products. We will also be required to obtain additional approvals from various foreign regulatory authorities to initiate sales activities of cell products in those jurisdictions, including certain countries in the EU. If we cannot demonstrate the safety and efficacy of our cell product candidates, or of the cells produced in our manufacturing system, we may not be able to obtain required regulatory approvals. If we cannot demonstrate the safety and efficacy of our technologies and product candidates, or if one or more patients die or suffer severe complications, the FDA or other regulatory authorities could delay or withhold regulatory approval of our product candidates.
          Finally, even if we obtain regulatory approval of a product, that approval may be subject to limitations on the indicated uses for which it may be marketed. Even after granting regulatory approval, the FDA and regulatory agencies in other countries continue to review and inspect marketed products, manufacturers and manufacturing facilities, which may create additional regulatory burdens. Later discovery of previously unknown problems with a product, manufacturer or facility, may result in restrictions on the product or manufacturer, including a withdrawal of the product from the market. Further, regulatory agencies may establish additional regulations that could prevent or delay regulatory approval of our products.
Any changes in the governmental regulatory classifications of our products could prevent, limit or delay our ability to market or develop our products.
          The FDA establishes regulatory requirements based on the classification of a product. Because our product development programs are designed to satisfy the standards applicable to biological licensure for our cellular products, any change in the regulatory classification or designation would affect our ability to obtain FDA approval of our products. Each of these cell mixtures (such as our TRC-based products) is, under current regulations, regulated as a biologic product, which requires a Biological License Application (BLA).

          EU Directives (laws) have become effective, and have influenced the requirements for manufacturing cell products and the conduct of clinical trials. Recent changes and annexes to the European Union Medicinal Products Prime Directive shifted patient-derived cells to the medicinal products category, which will require Marketing Authorizations in order to market and sell these products. These new laws have delayed some of our current planned clinical trials with TRC-based products in the EU, and will require clinical trials with data submission and review by one or more European regulatory bodies. There is uncertainty about which clinical trial activities and data are required, and because of the recent nature of these new directives, laws and regulations, there is no established precedent to understand the timeline or other requirements for Marketing Authorization.
Our inability to complete our product development activities successfully would severely limit our ability to operate or finance operations.
          Commercialization in the U.S. and the EU of our cell product candidates will require completion of substantial clinical trials, and obtaining sufficient safety and efficacy results to support required registration approval and market acceptance of our cell product candidates. We may not be able to successfully complete the development of our product candidates, or successfully market our technologies or product candidates. We, and any of our potential collaborators, may encounter problems and delays relating to research and development, regulatory approval and intellectual property rights of our technologies and product candidates. Our research and development programs may not be successful, and our cell culture technologies and product candidates may not facilitate the production of cells outside the human body with the expected result. Our technologies and cell product candidates may not prove to be safe and efficacious in clinical trials, and we may not obtain the requisite regulatory approvals for our technologies or product candidates and the cells produced in such products. If any of these events occur, we may not have adequate resources to continue operations for the period required to resolve the issue delaying commercialization and we may not be able to raise capital to finance our continued operation during the period required for resolution of that issue.
We must successfully complete our clinical trials to be able to market certain of our products.
          To be able to market therapeutic cell products in the U.S. and across the EU, we must demonstrate, through extensive preclinical studies and clinical trials, the safety and efficacy of our processes and product candidates. If our clinical trials are not successful, our products may not be marketable.
          Our ability to complete our clinical trials in a timely manner depends on many factors, including the rate of patient enrollment. Patient enrollment can vary with the size of the patient population, the proximity of suitable patients to clinical sites, perceptions of the utility of cell therapy for the treatment of certain diseases and the eligibility criteria for the study. We have experienced delays in patient accrual in our previous and current clinical trials. If we experience future delays in patient accrual, we could experience increased costs and delays associated with clinical trials, which would impair our product development programs and our ability to market our products. Furthermore, the FDA monitors the progress of clinical trials and it may suspend or terminate clinical trials at any time due to patient safety or other considerations.
          Our research programs are currently directed at improving TRC-based product functionality for certain clinical indications, improving product shelf life, and decreasing the cost of manufacturing our TRC-based products. These production process changes may alter the functionality of our cells, and require various additional levels of experimental and clinical testing and evaluation. Any such testing could lengthen the time before these products would be commercially available.
          Even if successful clinical results are reported for a product from a completed clinical trial, this does not mean that the results will be sustained over time, or are sufficient for a marketable or regulatory approvable product.
Even if we obtain regulatory approvals to sell our products, lack of commercial acceptance could impair our business.
          We will be seeking to obtain regulatory approvals to market our TRC-based cell products for tissue repair and regeneration treatments. Even if we obtain all required regulatory approvals, we cannot be certain that our products and processes will be accepted in the market place at a level that would allow us to operate profitably. Our TRC-based products will face competition from existing, and/or potential other new treatments which could limit revenue potential. It may be necessary to increase the yield and/or cell type purity for certain of our cell manufacturing processes to gain commercial acceptance. Our technologies or product candidates may not be employed in all potential applications being investigated, and any reduction in applications would limit the market acceptance of our technologies and product candidates, and our potential revenues.
The market for our products will be heavily dependent on third party reimbursement policies.
          Our ability to successfully commercialize our product candidates will depend on the extent to which government healthcare programs, such as Medicare and Medicaid, as well as private health insurers, health maintenance organizations and other third party payors will pay for our products and related treatments. Reimbursement by third party payors depends on a number of factors, including the payor’s determination that use of the product is safe and effective, not experimental or investigational, medically necessary, appropriate for the specific patient and cost-effective. Reimbursement in the U.S. or foreign countries may not be available or maintained for any of our product candidates. If we do not obtain approvals for adequate third party reimbursements, we may not be able to establish or maintain price levels sufficient to realize an appropriate return on our investment in product development. Any limits on reimbursement from third party payors may reduce the demand for, or negatively affect the price of, our products. For example, in the past, published studies suggested that stem cell transplantation for breast cancer, which constituted a significant portion of the overall stem cell therapy market at the time, may have limited clinical benefit. The lack of reimbursement for these procedures by insurance payors has negatively affected the marketability of our products in this indication in the past.
Use of animal-derived materials could harm our product development and commercialization efforts.
          Some of the manufacturing materials and/or components we use in, and are critical to, implementation of our TRC Technology involve the use of animal-derived products, including fetal bovine serum. Suppliers or regulatory changes may limit or restrict the availability of such materials for clinical and commercial use. We currently purchase all of our fetal bovine sera from protected herds in Australia and New Zealand. These sources are considered to be the safest and raise the least amount of concern from the global regulatory agencies. If, for example, the so-called “mad cow disease” occurs in New Zealand or in Australia, it may lead to a restricted supply of the serum currently required for the TRC-based product manufacturing processes. Any restrictions on these materials would impose a potential competitive disadvantage for our products or prevent our ability to manufacture TRC-based cell products. Regulatory authorities in the EU are reviewing the safety issues related to the use of animal-derived materials, which we currently use in our production process. The FDA has issued draft regulations for controls over bovine materials. These proposed regulations do not appear to affect out ability to purchase the manufacturing materials we currently use. However, the FDA may issue final regulations that could affect our operations. We do not know what actions, if any, the authorities may take as to animal derived materials specific to medicinal products distributed in the EU. Our inability to develop or obtain alternative compounds would harm our product development and commercialization efforts. There are certain limitations in the supply of certain animal-derived materials, which may lead to delays in our ability to complete clinical trials or eventually to meet the anticipated market demand for our cell products.
Given our limited internal manufacturing, sales, marketing and distribution capabilities, we need to develop increased internal capability or collaborative relationships to manufacture, sell, market and distribute our products.
          We have only limited internal manufacturing, sales, marketing and distribution capabilities. As market needs develop, we intend to establish and operate commercial-scale manufacturing facilities, which will need to comply with all applicable regulatory requirements. We will also need to develop new configurations of our cell manufacturing system for these facilities to enable processes and cost efficiencies associated with large-scale manufacturing. Establishing these facilities will require significant capital and expertise. Any delay in establishing, or difficulties in operating, these facilities will limit our ability to meet the anticipated market demand for our cell products. We intend to get assistance to market some of our future cell products through collaborative relationships with companies with established sales, marketing and distribution capabilities. Our inability to develop and maintain those relationships would limit our ability to market, sell and distribute our products. Our inability to enter into successful, long-term relationships could require us to develop alternate arrangements at a time when we need sales, marketing or distribution capabilities to meet existing demand. We may market one or more of our TRC-based products through our own sales force. Our inability to develop and retain a qualified sales force could limit our ability to market, sell and distribute our cell products.
We may not be able to raise the required capital to conduct our operations and develop our products.
          We will require substantial capital resources in order to conduct our operations and develop our products and cell manufacturing facilities. We expect that our available cash, cash equivalents, short-term investments and interest income will be sufficient to finance currently planned activities beyond the end of fiscal year 2008 (ending June 30, 2008). However, in order to grow and expand our business, and to introduce our new product candidates into the marketplace, we will need to raise additional funds. We will also need additional funds or a collaborative partner, or both, to finance the research and development activities of our cell product candidates for additional indications. Accordingly, we are continuing to pursue additional sources of financing.
          Our future capital requirements will depend upon many factors, including:
•	continued scientific progress in our research, clinical and development programs

•	costs and timing of conducting clinical trials and seeking regulatory approvals

•	competing technological and market developments

•	our ability to establish additional collaborative relationships

•	the effect of commercialization activities and facility expansions, if and as required
          Because of our long-term funding requirements, we intend to access the public or private equity markets if conditions are favorable to complete a financing, even if we do not have an immediate need for additional capital at that time, or whenever we require additional operating capital. This additional funding may not be available to us on reasonable terms, or at all. If adequate funds are not available in the future, we may be required to further delay or terminate research and development programs, curtail capital expenditures, and reduce business development and other operating activities.
The issuance of additional common stock for funding has the potential for substantial dilution.
          As noted above, we will need additional equity funding to provide us with the capital to reach our objectives. We may enter into financing transactions at prices which are at a substantial discount to market. Such an equity issuance would cause a substantially larger number of shares to be outstanding and would dilute the ownership interest of existing stockholders.
Our stock price has been volatile and future sales of substantial numbers of our shares could have an adverse affect on the market price of our shares.
          The market price of shares of our common stock has been volatile, ranging in closing price between $1.11 and $1.92 during the twelve month period ended March 31, 2007. The price of our common stock may continue to fluctuate in response to a number of events and factors, such as:
•	clinical trial results

•	the amount of our cash resources and our ability to obtain additional funding

•	announcements of research activities, business developments, technological innovations or new products by us or our competitors

•	entering into or terminating strategic relationships

•	changes in government regulation

•	disputes concerning patents or proprietary rights

•	changes in our revenues or expense levels

•	public concern regarding the safety, efficacy or other aspects of the products or methodologies we are developing

•	news or reports from other stem cell, cell therapy or tissue engineering companies

•	reports by securities analysts

•	status of the investment markets

•	concerns related to management transitions
          Any of these events may cause the price of our shares to fall, which may adversely affect our business and financing opportunities. In addition, the stock market in general and the market prices for biotechnology companies in particular have experienced significant volatility that often has been unrelated to the operating performance or financial conditions of such companies. These broad market and industry fluctuations may adversely affect the trading price of our stock, regardless of our operating performance or prospects.
Our stock may be delisted from Nasdaq, which could affect its market price and liquidity.
          We are required to meet certain qualitative and financial tests (including a minimum bid price for our common stock of $1.00) to maintain the listing of our common stock on the Nasdaq Capital Market. In May 2003 and in July 2004, we received notification from Nasdaq of potential delisting as a result of our stock trading below $1.00 for more than thirty consecutive business days. While in each case our stock price recovered within the permitted grace periods and Nasdaq notified us that we were again in full compliance, we cannot provide any assurance that our stock price would again recover within the specified times if future closing bid prices below $1.00 triggered another potential delisting. The qualitative tests we must meet address various corporate governance matters, including Audit Committee and Board composition. Over the last two years, we have experienced director resignations and are devoting increased resources to Board member recruitment and retention. If we do not maintain compliance with the Nasdaq requirements within specified periods and subject to permitted extensions, our common stock may be recommended for delisting (subject to any appeal we would file). If our common stock were delisted, it could be more difficult to buy or sell our common stock and to obtain accurate quotations, and the price of our stock could suffer a material decline. Delisting would also impair our ability to raise capital.
Failure of third parties to manufacture component parts or provide limited source supplies, or imposition of additional regulation, would impair our new product development and our sales activities.
          We rely solely on third parties such as Astro, Moll and Cambrex to manufacture or supply certain of our devices/manufacturing equipment, as well as component parts and other materials used in the cell product manufacturing process. We would not be able to obtain alternate sources of supply for many of these items on a short-term basis. If any of our key manufacturers or suppliers fails to perform their respective obligations or if our supply of components or other materials is limited or interrupted, we would not be able to conduct clinical trials or market our product candidates on a timely and cost-competitive basis, if at all.
          Finally, we may not be able to continue our present arrangements with our suppliers, supplement existing relationships, establish new relationships or be able to identify and obtain the ancillary materials that are necessary to develop our product candidates in the future. Our dependence upon third parties for the supply and manufacture of these items could adversely affect our ability to develop and deliver commercially feasible products on a timely and competitive basis.
Manufacturing our cell products in centralized facilities may increase the risk that we will not have adequate quantities of our cell products for clinical programs.
          We rely on a third party manufacturer, Fraunhofer Institute for Interfacial Engineering and Biotechnology in Stuttgart, Germany, to supply our TRC-based cell products for certain EU clinical trials. Reliance on third party manufacturers entails risks including regulatory compliance and quality assurance and the possible breach of the manufacturing agreement by the third party. We are subject to similar regulatory and compliance risks at our site in Ann Arbor, Michigan. Both sites could be subject to ongoing, periodic, unannounced inspection by regulatory agencies to ensure strict compliance with cGMP regulations and other governmental regulations and corresponding foreign standards. Our present and future manufacturers might not be able to comply with these regulatory requirements. We do not have redundant cell manufacturing sites. In the event our cell manufacturing facilities are damaged or destroyed or are subject to regulatory restrictions, our clinical trial programs and other business prospects would be adversely affected.

If we do not keep pace with our competitors and with technological and market changes, our products may become obsolete and our business may suffer.
          The markets for our products are very competitive, subject to rapid technological changes, and vary for different candidates and processes that directly compete with our products. Our competitors may have developed, or could in the future develop, new technologies that compete with our products or even render our products obsolete. As an example, in the past, published studies have suggested that hematopoietic stem cell therapy use for bone marrow transplantation, following marrow ablation due to chemotherapy, may have limited clinical benefit in the treatment of breast cancer, which was a significant portion of the overall hematopoietic stem cell transplant market. This resulted in the practical elimination of this market for our cell-based product for this application.
          Our cell manufacturing system is designed to improve and automate the processes for producing cells used in therapeutic procedures. Even if we are able to demonstrate improved or equivalent results, the cost or process of treatment and other factors may cause researchers and practitioners to not use our products and we could suffer a competitive disadvantage. Finally, to the extent that others develop new technologies that address the targeted application for our products, our business will suffer.
We have experienced significant management turnover, and if we cannot attract and retain key personnel, then our business will suffer.
          Our success depends in large part upon our ability to attract and retain highly qualified scientific and management personnel. We face competition for such personnel from other companies, research and academic institutions and other entities. Within the last year we have experienced the departure of our COO and the planned transition of our CEO. Further, in an effort to conserve financial resources, we have implemented reductions in our work force on two previous occasions. As a result of these and other factors, we may not be successful in hiring or retaining key personnel. Our inability to replace any key employee could harm our operations.
If our patents and proprietary rights do not provide substantial protection, then our business and competitive position will suffer.
          Our success depends in large part on our ability to develop or license and protect proprietary products and technologies. However, patents may not be granted on any of our pending or future patent applications. Also, the scope of any of our issued patents may not be sufficiently broad to offer meaningful protection. In addition, our issued patents or patents licensed to us could be successfully challenged, invalidated or circumvented so that our patent rights would not create an effective competitive barrier. Furthermore, we rely on exclusive, world-wide licenses relating to the production of human cells granted to us by the University of Michigan for certain of our patent rights. If we materially breach such agreements or otherwise fail to materially comply with such agreements, or if such agreements expire or are otherwise terminated by us, we may lose our rights under the patents held by the University of Michigan. At the latest, these licenses will terminate when the patent underlying the license expires. The first of these underlying patents will expire on March 21, 2012. We also rely on trade secrets and unpatentable know-how that we seek to protect, in part, by confidentiality agreements with our employees, consultants, suppliers and licensees. These agreements may be breached, and we might not have adequate remedies for any breach. If this were to occur, our business and competitive position would suffer.
Intellectual property litigation could harm our business.
          Our success will also depend in part on our ability to develop commercially viable products without infringing the proprietary rights of others. Although we have not been subject to any filed infringement claims, other patents could exist or could be filed which would prohibit or limit our ability to market our products or maintain our competitive position. In the event of an intellectual property dispute, we may be forced to litigate. Intellectual property litigation would divert management’s attention from developing our products and would force us to incur substantial costs regardless of whether we are successful. An adverse outcome could subject us to significant liabilities to third parties, and force us to curtail or cease the development and sale of our products and processes.

The government maintains certain rights in technology that we develop using government grant money and we may lose the revenues from such technology if we do not commercialize and utilize the technology pursuant to established government guidelines.
          Certain of our and our licensors’ research have been or are being funded in part by government grants. As a result of such funding, the U.S. Government has established guidelines and have certain rights in the technology developed with the grant. If we fail to meet these guidelines, we would lose our exclusive rights to these products, and we would lose potential revenue derived from the sale of these products.
Potential product liability claims could affect our earnings and financial condition.
          We face an inherent business risk of exposure to product liability claims in the event that the manufacture and/or use of TRC-based products during clinical trials, or after commercialization, results in adverse events. As a result, we may incur significant product liability exposure, which could exceed existing insurance coverage. We may not be able to maintain adequate levels of insurance at reasonable cost and/or reasonable terms. Excessive insurance costs or uninsured claims would increase our operating loss and affect our financial condition.
Our corporate documents and Michigan law contain provisions that may make it more difficult for us to be acquired.
          Our Board of Directors has the authority, without shareholder approval, to issue additional shares of preferred stock and to fix the rights, preferences, privileges and restrictions of these shares without any further vote or action by our shareholders. This authority, together with certain provisions of our charter documents, may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire control of our company. This effect could occur even if our shareholders consider the change in control to be in their best interest.
We are required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 and any adverse results from such evaluation could have a negative market reaction.
          Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (Section 404), we are required to furnish a report by our management on our internal control over financial reporting. That report must contain, among other matters, an assessment of the design and operating effectiveness of our internal controls over financial reporting as of the end of the fiscal year. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. That report must also contain a statement that our independent registered public accounting firm has issued an attestation report on management’s assessment of such internal controls and independent registered public accounting firm’s assessment of the design and operating effectiveness of our system of internal accounting controls over financial reporting. If in the future we are unable to assert that our internal control over financial reporting is effective as of the end of the then current fiscal year (or, if our independent registered public accounting firm is unable to attest that our management’s report is fairly stated or they are unable to express an unqualified opinion on the design and operating effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a negative effect on our stock price and our ability to raise capital.
Forward-looking statements
          This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These forward-looking statements include statements regarding:
•	potential strategic collaborations with others

•	future capital needs

•	adequacy of existing capital to support operations for a specified time

•	product development and marketing plan

•	clinical trial plans and anticipated results

•	anticipation of future losses

•	replacement of manufacturing sources

•	commercialization plans

•	revenue expectations and operating results
     These statements are subject to risks and uncertainties, including those set forth in this “Risk Factors” section, and actual results could differ materially from those expressed or implied in these statements. All forward-looking statements included in this quarterly report are made as of the date hereof. We assume no obligation to update any such forward-looking statement or to update any reason why actual results might differ.

WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings with the SEC are also available to the public on the SEC’s Internet web site at http://www.sec.gov. We also provide information on our website: http//www.aastrom.com/.
     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC later will automatically update and supersede the information in this prospectus or incorporated by reference. The following documents filed by us (and any future filings made by us with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the common stock offered hereby) are incorporated by reference in this prospectus:
1.	Our Annual Report on Form 10-K for the year ended June 30, 2006;
2.	Our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2006, December 31, 2006 and March 31, 2007;
3.	Our Current Reports on Form 8-K filed with SEC on July 18, 2006, September 13, 2006 (relating to executive compensation matters), October 19, 2006, October 20, 2006, November 8, 2006, February 2, 2007, and May 8, 2007 (relating to FDA approval to initiate a clinical trial); and
4.	The description of our common stock set forth in our Registration Statement on Form 8-A filed with the SEC on April 11, 1997, as amended (Commission File No.: 000-22025).
     In addition, we will deliver without charge a copy of any of the information incorporated by reference into this prospectus to each person (including a beneficial owner) receiving a copy of this prospectus. If you need a copy of these documents, you may request copies, at no cost, by writing or telephoning us at the following address:
Aastrom Biosciences, Inc,.
Attention: Chief Financial Officer
24 Frank Lloyd Wright Drive, Lobby K
Ann Arbor, MI 48105
Telephone Number: (734) 930-5555

USE OF PROCEEDS
     We cannot guarantee that we will receive any proceeds in connection with this offering, as the amount of shares sold will depend on the interest our shareholders have in purchasing shares under this Plan. Any proceeds we receive will be used for operating costs, capital expenditures, working capital and other general corporate purposes.
     We have not specifically identified the precise amounts we will spend on each of these areas or the timing of these expenditures. The amounts actually expended for each purpose may vary significantly depending upon numerous factors, including the amount and timing of the proceeds from this offering, progress with clinical product development and other cell therapy application programs. In addition, expenditures may also depend on the establishment of new collaborative arrangements with other companies, the availability of other financing, and other factors.
     We anticipate that we will be required to raise substantial additional capital to continue to fund the clinical development of our cell therapy applications. We may raise additional capital through additional public or private financing, as well as collaborative relationships, incurring debt and other available sources.

INFORMATION ABOUT THE PLAN
Purpose
1. Why did Aastrom establish the Shareholder Direct Stock Purchase Plan?
We established the Plan to promote long term ownership in our stock and to give our shareholders a simple, convenient and economical way to purchase additional shares. This Plan is also designed to enable us to raise additional capital through the direct sale of newly issued shares.
Benefits and Risks
2. What are the benefits of participation in the Plan?
By participating in the Plan, you may purchase shares in relatively small amounts, which would allow you to conveniently add to your investment over time without incurring brokerage costs and to buy shares at a slight discount to a recent average market price. The Plan permits you to monitor your investment and make new purchases efficiently by using the forms included with your Plan Statement. Additionally, by having the Plan Administrator hold your shares in book-entry form, you eliminate concerns over lost and stolen stock certificates.
3. Are there potential disadvantages or risks to participating the Plan?
There are potential disadvantages to participating in the Plan compared to purchases of Common Stock through brokers or otherwise. For example, neither Aastrom nor the Plan Administrator will pay interest on any cash held pending the next purchase date. Additionally, since the purchase price under the Plan is an average of recent closing prices for a few days prior to the purchase date, your purchase price may be higher than that which you could have obtained by directing a purchase through a broker or in an negotiated transaction. Shareholders will be required to deposit funds in advance of knowing the purchase price. Finally, any discount from the market prices at the time of the investment in common shares purchased under the Plan may create additional taxable income to the participant. Purchase of shares is subject to all of the risks of stock ownership, including those discussed in the Risk Factors section of this Prospectus.
Eligibility and Enrollment
4. How does an Aastrom shareholder enroll in the Plan?
•	Persons who are registered shareholders
If you are already an Aastrom registered shareholder (i.e., if you own shares that are registered in your name, not your broker’s), you may enroll in the Plan simply by completing and returning an Authorization and Enrollment Form, together with a check for $10.00 for the enrollment fee. You may obtain an Authorization and Enrollment Form from the Plan Administrator or directly from our website: http://www.aastrom.com/.
•	Persons who hold shares in a bank or brokerage account
If your shares of Aastrom stock are held on your behalf by a bank or broker (i.e., “street name”), you can satisfy the eligibility requirements in either of two ways. First, you could arrange with your bank or broker to have at least one share registered directly in your name. Alternatively, you could provide Aastrom with a copy of the relevant portion of a brokerage account statement (as of a date within the last three months) that shows you owned shares of Aastrom in your account, and also complete and return a Share Ownership Certification Form, which is now also available on our website for your convenience.
In either case, you must also complete and return an Authorization and Enrollment Form, together with a check for $10.00 for the enrollment fee. All of these forms are available from the Plan Administrator or directly from our website: http://www.aastrom.com/.

5. I’m not currently a shareholder. May I participate in the Plan?
If you currently do not hold shares of Aastrom Common Stock, you must first purchase Aastrom stock and either (i) have it registered in your name, or (ii) complete and return the Share Ownership Certification form (which requires you to provide Aastrom with the relevant portions of an account statement as of a date within the last three months that shows that you owned Aastrom shares in your account).
6. Are there fees associated with enrollment?
Participation in the Plan is subject to the following fees. These fees may change at any time and you will be notified of any changes.
Fee Schedule:

One-time enrollment fee in direct purchase plan	$10.00

Fee for insufficient funds for check or automatic deductions	$50.00
7. Who may participate in the Plan?
All U.S. citizens who are shareholders of Aastrom are eligible to participate. Foreign citizens are eligible to participate as long as their participation would not violate any laws in their home countries. We may limit the participation of any shareholder if compliance with any applicable regulatory requirements of the shareholder’s state or country of residence would be unduly burdensome in our determination.
Purchases and Sales
8. What are the minimum and maximum amounts for purchases?
The minimum amount for purchases is $250 and the maximum amount is $100,000 during any month.
9. How do I make a purchase?
You may send a Transaction Form and a check payable in U.S. dollars to Aastrom Biosciences Direct Stock Purchase Plan. Checks must be drawn against a U.S. bank or U.S. bank affiliate. We will accept wire transfers or debits from an account with a U.S. bank or U.S. bank affiliate. Cash, money orders and third-party checks are not allowed. For initial purchases, you must send an Authorization and Enrollment Form (and a check for the enrollment fee) with or before sending checks or wire transfers. Checks and forms should be mailed to Aastrom Biosciences Shareholder Direct Stock Purchase Plan, c/o Continental Stock Transfer and Trust Company (Attn: DRP), 17 Battery Place, New York, NY 10004-1125.
10. May I have funds for purchases automatically deducted from my bank account?
Yes. You may authorize monthly automatic deductions from an account at a financial institution that is a member of the National Automated Clearing House Association.
•	To initiate this service, you must send an Authorization and Enrollment Form, with the “Automatic Deduction Service” section completed, to the Plan Administrator.

•	To change any aspect of the instruction, you must send a revised Authorization and Enrollment Form, with the “Automatic Deduction Service” section completed, to the Plan Administrator.

•	To terminate the deductions, you must notify the Plan Administrator in writing.

Initial set-up, changes and terminations to the automatic deduction instructions will be made as soon as practicable. Once effective, funds will be deducted from your designated account at least 2 days before each purchase date. You should contact the financial institution where you maintain your account to determine if they will impose any fees on automatic monthly deductions.
11. How are payments with “insufficient funds” handled?
If the Plan Administrator does not receive a payment because of insufficient funds or incorrect draft information, the requested purchase will be deemed void, and the Plan Administrator will immediately remove from your account any shares purchased in anticipation of receiving such funds. If the net proceeds from the sale of such shares are insufficient to satisfy the balance of the uncollected amounts, the Plan Administrator may sell additional shares from your account as necessary to satisfy the uncollected balance.
In addition, an “insufficient funds” fee of $50.00 will be charged. The Plan Administrator may place a hold on the Plan account until the “insufficient funds” fee is received from you, or may sell shares from your account to satisfy any uncollected amounts.
12. When will shares be purchased?
The Plan Administrator will buy shares on the first Wednesday after the 15th of each month if your funds and/or instructions are received no later than five business days before that day.
13. When must funds for purchases and instructions be received by the Plan Administrator?
For all purchases, your funds must be received by the Plan Administrator no later than five business days before the purchase date. For initial purchases, your Enrollment From must also be received by the Plan Administrator no later than five business days before the purchase date.
14. What is the price of shares purchased under the Plan?
The purchase price for shares is a 3% discount from the average of the closing sale prices for our common stock as reported by Nasdaq for three trading days ending two days before the purchase date. You will not earn any interest on funds held in your account and you bear the risk of any price changes in Aastrom stock during the pricing period and until the purchase date, as well as from the purchase date through the time you sell your shares.
The Plan Administrator will use your funds to purchase as many full shares as possible and will use any amount remaining to purchase a fraction of a share.
15. What happens if I deposit less than $250 or more than $100,000 by two business days before the monthly purchase date?
If your account has less than the $250 minimum purchase amount as of two business days before the purchase date, the Plan Administrator will promptly return those funds to you, without interest. If your account has more than the $100,000 maximum purchase amount as of two day before the purchase date, the Plan Administrator will apply $100,000 to the purchase of shares and will retain any excess amount in the account for use at the next purchase date.
16. How do I sell my shares?
You can sell some or all of the Plan shares you hold in book-entry form by providing written instructions to the Plan Administrator through the mail or by facsimile. You can provide these instructions by completing, signing and submitting a Transaction Form. Sample forms that could be used for sales of shares are contained on our website: http://www.aastrom.com. If you prefer, you can withdraw shares from the Plan, at no cost to you, and sell them through a broker of your own choosing. Shares will normally be mailed to you or transferred to your broker (as you specify) within five business days of receipt of your instructions. (For holding restrictions, please see Question 20.)

17. When will shares be sold under the Plan? What is the price of shares sold under the Plan?
The Plan Administrator will sell shares on each purchase date (the Wednesday after the 15th of each month). The sale price for your shares will be the average weighted price per share received by the Plan Administrator for all sales made that day for Plan participants.
18. When must sales instructions be received?
To sell your shares under the Plan, the Plan Administrator must receive your signed sales instructions (by completing and returning a Transaction Form) by the close of business at least two days before the sales date. Thus, if you want to sell your shares on a monthly sale date (which would occur on a Wednesday), the Plan Administrator must receive your sales instructions by the close of business on the preceding Monday.
19. Will I be charged brokerage fees for sales of shares under the Plan?
No. Aastrom will pay brokerage fees for shares sold under the Plan.
20. Are there restrictions on how quickly shares that are purchased under the Plan can be sold?
Shares that are purchased under the Plan or deposited into the Plan may not be sold under the Plan for at least 9 days after they are purchased or deposited into the Plan. Thus, someone purchasing shares under the Plan could not submit sale instructions so that shares would be purchased and sold on the same day. The first sale under the Plan of shares purchased under the Plan could take place on the next monthly sale date. This restriction does not apply to other shares that have been held under the Plan for at least 9 days. As a result, a participant could purchase shares under the Plan and sell different shares on the same date. This restriction also does not apply to shares that are withdrawn from the Plan; those shares could be sold at any time.
Source of Stock
21. What is the source of Aastrom stock purchased through the Plan?
Share purchases will be made directly from Aastrom. At Aastrom’s option, we may elect to have share purchases made in the market, although we do not expect to use this option in the near future.
How Shares Are Held
22. How does the safekeeping service (book-entry shares) work?
All shares of Aastrom stock that are purchased through the Plan will be held by the Plan Administrator and registered in book-entry form in your Plan account on the records of the Plan Administrator. If you hold Aastrom Common Stock certificates outside the Plan, you may also, at any time, deposit those certificates for safekeeping with the Plan Administrator, and the shares represented by the deposited certificates will be included in book-entry form in your Plan account.
23. How do I deposit my Aastrom stock certificates with the Plan Administrator?
To deposit certificates into the Plan, you should send your certificates, by registered and insured mail, to the Plan Administrator at Continental Stock Transfer and Trust Company (Attn: DRP) , 17 Battery Place, New York, NY 10004-1125, with written instructions to deposit those shares in your Plan account. The certificates should not be endorsed and the assignment section should not be completed.

24. Are there any direct charges to shareholders associated with this custodial service?
No. There is no cost to you either for having the Plan Administrator hold the shares purchased for you through the Plan or for having the Plan Administrator hold additional shares you deposit into your account. We may pay some minor fees to the Plan Administrator.
25. How can I receive a stock certificate?
Normally, stock certificates for shares purchased under the Plan will not be issued; rather shares will be registered in the name of the Plan Administrator or its nominee and credited to your Plan account. However, you may request a stock certificate by indicating your preference on the Transaction Form and forwarding it to the Plan Administrator. There is no charge for this service. Stock certificates for fractional shares will not be issued under any circumstances.
Transfers of Shares
26. Can I transfer shares that I hold in the Plan to someone else?
Yes. You may transfer ownership of some or all of your Plan shares by sending the Plan Administrator written transfer instructions. Your signature must be “Medallion Guaranteed” by a financial institution. Most banks and brokers participate in the Medallion Guarantee program. The Medallion Guarantee program ensures that the individual signing is in fact the owner of the participant’s account.
You may transfer shares to new or existing Aastrom shareholders. However, a new Plan account will not be opened for a transferee as a result of a transfer of less than one full share. If you are opening a new Plan account for a transferee, you must include an Authorization and Enrollment Form with the transfer instructions, and the transferee must complete an Enrollment Form.
Withdrawal from the Plan
27. How do I close my Plan account?
You may terminate your participation in the Plan either by giving written notice to the Plan Administrator or by completing the appropriate section of your account statement and returning it to the Plan Administrator. Upon termination, you must elect either to receive a certificate for the number of whole shares held in your Plan account and a check for the value of any fractional shares, or to have all of the shares in your Plan account sold for you as described above. The Plan Administrator will send you your proceeds, without interest, or your certificates as soon as is practicable.
Administration
28. Who administers the Plan?
The Plan is administered by Continental Stock Transfer and Trust Company, Aastrom’s stock transfer agent. As Plan Administrator, Continental Stock Transfer and Trust Company acts as agent for Plan participants and keeps records, sends statements and performs other duties relating to the Plan.
29. What are some of the other duties of the Plan Administrator?
The Plan Administrator will do the following:
•	receive and hold funds pending the purchase of shares

•	issue shares to the account of participants shortly after each purchase date

•	hold shares in the Plan through book-entries

•	receive any deposits of additional shares in the Plan

•	following receipt of instructions, sell shares on the applicable sales date and remit payment to the participant

•	distribute shares to the participant or upon withdrawals of shares from the Plan

•	remit payment to Aastrom for shares purchased from us under the Plan
30. How do I contact the Plan Administrator?
To request enrollment packages or for other questions, please call (800) 509-5586

or write to:	Aastrom Biosciences Shareholder Direct Stock Purchase Plan c/o Continental Stock Transfer and Trust Company 17 Battery Place New York, NY 10004-1125
When communicating with the Plan Administrator, you should have available your account number and taxpayer identification number.
31. What kind of reports will be sent to participants in the Plan?
You will receive a quarterly statement of account activity. Supplemental account statements will be provided for any month in which you make a cash investment, withdraw or sell shares. You should retain these statements in order to establish the cost basis of shares purchased under the Plan for income tax and other purposes.
32. Can Aastrom suspend the Plan?
Aastrom may suspend the purchases under the Plan for one or more purchase periods. Any suspension would be implemented no less than two days before a purchase date. Aastrom may resume the Plan no less than 10 days before a purchase date. If the Plan is suspended, then Aastrom will request the Plan Administrator to provide timely notices to each shareholder participating in the Plan of both the suspension and resumption of the Plan.
Additional Information
33. How would a stock split or stock dividend affect my account?
Any shares resulting from a stock split or stock dividend paid on shares held in custody for you by the Plan Administrator will be credited to your book-entry position. Of course, you may request a certificate at any time for any or all of your shares.
34. Can I vote my Plan shares?
You will be sent a proxy statement, together with a proxy card. This proxy card, when duly signed and returned, will be voted as you indicate. Fractional shares will be aggregated and voted in accordance with the participant’s directions. If the proxy card is not returned or if it is returned unsigned, the shares will not be voted.
35. Can the Plan be changed?
We may add to, modify or discontinue the Plan at any time. We will send you written notice of any significant changes.

Upon discontinuance of the Plan, we will return to you any uninvested automatic deductions from your bank account, and any uninvested cash investments. We will also issue you free of charge a certificate for full shares credited to your account and pay you in cash for any fractional shares credited to your account.
36. What are the responsibilities of Aastrom and the Plan Administrator?
Neither Aastrom Biosciences nor the Plan Administrator, will be liable for any act, or for any failure to act as long as they have made good faith efforts to carry out the terms of the Plan, as described in this Prospectus and on the forms that accompany each investment or activity.
Participants should recognize that neither Aastrom Biosciences nor the Plan Administrator can promise a profit or protect against a loss on the Common Stock purchased under the Plan.
Federal Income Tax Consequences
You should consult with your tax advisor for a complete analysis of the tax consequences of participating in the Plan.
The Internal Revenue Service has indicated in somewhat similar situations that a participant who purchases shares under the Plan will be treated as having received a distribution equal to the excess, if any, of the fair market value of the common shares on the purchase date over the amount of the cash payment made by the participant. Such a distribution would be taxable as ordinary dividend income to the extent that we have current or accumulated “earnings and profits” as of the end of the taxable year in which the distribution occurs. If the distribution exceeds the holder’s allocable share of those earnings and profits, then the excess will generally be treated first as a tax-free return of basis, and thereafter as capital gain.
You will not realize a gain or loss for U.S. Federal income tax purposes upon a transfer of shares to the Plan or the withdrawal of whole shares from the Plan. You will, however, generally realize a gain or loss when shares are sold. The amount of gain or loss will be the difference between the amount that you receive for the shares sold and your tax basis in these shares. In order to determine the tax basis for shares in your account, you should retain all account and transaction statements.
LEGAL MATTERS
     The validity of the common stock offered hereby has been passed upon for Aastrom by Pepper Hamilton LLP, Detroit, Michigan acting as special counsel to Aastrom. DLA Piper US LLP, San Diego, California, has acted as counsel to Aastrom in connection with this offering.
EXPERTS
     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended June 30, 2006, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Direct Stock Purchase Program
Instruction Page
We are pleased to be able to offer you the Aastrom Biosciences, Inc. – Direct Stock Purchase Program. Aastrom’s Direct Stock Purchase Program (DSPP) provides Aastrom’s shareholders with an alternative to traditional methods of purchasing, holding, and selling additional shares of Aastrom common stock, without incurring brokerage costs and at a slight discount to recent average market prices at the time of purchase. The DSPP is open to all shareholders owning at least one share of Aastrom common stock.
Details of the DSPP:

Monthly Purchase/Sale Date:	The first Wednesday of the month, after the 15th

Purchase Price:	Discount of 3% from the average closing sale prices for three trading days, ending two days before the purchase date stated above.

Purchase Limits:	Monthly minimum purchase of $250 shares; Monthly maximum of $100,000

Service Charge:	One time sign up fee of $10

Brokerage Commissions:	None

Forms of Payment:	Check/Direct Debit from bank account; must be received 5 business days prior to the purchase date.

Plan Administrator:	Continental Stock Transfer & Trust Company

Safekeeping of Shares:	Held by Plan Administrator in book-entry form (can withdraw shares on request)

Eligible Participants:	Current shareholders of ASTM common stock. If you hold common stock in “street name” through a broker or bank, you may enroll in either of the following ways: 1. Register one or more shares directly in your name by instructing your broker to re-register your shares through Continental (1-800-509-5586) 2. Provide Aastrom with a copy of a recent brokerage account statement (dated within the last three months) that shows your ownership of Aastrom shares. You will also need to complete and return a Share Ownership Certification Form.

How to Enroll:	1. Shareholders must read the Aastrom DSPP prospectus (updated prospectus dated August 27, 2007), before enrolling in the Plan

2. Shareholders must complete the Aastrom DSPP Authorization and Enrollment Form and mail it to Continental Stock Transfer & Trust Company (“Continental”) prior to processing share transactions. Completion of this form allows you to:

• Authorize Continental to be your agent under the terms of the DSPP

• Enroll to receive your Account Number for the Aastrom DSPP plan

• Elect Monthly Automatic Deductions from a bank account, if so desired

3. Shareholders must complete the Aastrom DSPP Transaction Form and mail it to Continental to process each transaction. Completion of this form allows you to:

• Process voluntary common stock purchases

• Make changes to your account information

• Authorize withdrawal of shares from the DSPP
For more information about the Aastrom DSPP, contact Aastrom’s Investor Relations Department by calling 1-734-930-5777.
For questions regarding your Aastrom DSPP Account, please contact Continental customer service by calling 1-800-509-5586.

Direct Stock Purchase Program
Authorization and Enrollment Form
To Enroll: Check the appropriate box, and sign your name (as it appears on your Aastrom Biosciences, Inc. Stock Certificates) on the Authorization Form below. Please include your enrollment fee in the amount of $10 with your Authorization and Enrollment Form (make checks payable to “Aastrom Biosciences, Inc. – Direct Stock Purchase Plan”). Note, if you hold your shares in “street-name” through a broker or bank, please include the Share Ownership Certification Form and attachments.
☐ Cash investments: I (we) appoint Continental Stock Transfer & Trust Company as my (our) agent under the terms of the Plan, to apply all payments to the purchase of whole and partial shares of Aastrom Biosciences, Inc. common stock, to be credited to my (our) account. I (we) have reviewed the prospectus for the Aastrom Biosciences, Inc. – Direct Stock Purchase Plan. (Note: Please submit by mail the Direct Stock Purchase Program Transaction Form to process cash investment purchases.)
☐ Monthly Automatic Deduction investments: I (we) appoint Continental Stock Transfer & Trust Company as my (our) agent under the terms of the Plan, to automatically deduct my (our) bank account referenced below, and to apply all payments to the purchase of whole and partial shares of Aastrom Biosciences, Inc. common stock, to be credited to my (our) account. I (we) have reviewed the prospectus for the Aastrom Biosciences, Inc. – Direct Stock Purchase Plan. (Note: Please complete the Monthly Automatic Deduction Form below to authorize and process monthly stock investment purchases.)
This authorization and appointment is given with the understanding that I (we) may terminate it at any time by so notifying my (our) agent, Continental Stock Transfer & Trust Company, in writing.

Authorization Form
All persons whose names appear on the Stock Certificate(s) MUST sign this Authorization Form

Signature of Shareholder	Signature of Shareholder
		,	200 ___
Social Security Number of Shareholder(s)	Date

Monthly Automatic Deduction Form
I (we) authorize the Monthly Automatic Deduction of my (our) bank account, in the amount of $                     per month. I (we) understand that my (our) bank account will be debited on a monthly basis for the amount specified above, five business days prior to the scheduled monthly transaction date. I (we) also understand I (we) may change the amount of the debit, or withdraw from the plan by submitting by mail the Direct Stock Purchase Program Transaction Form.

Signature of Shareholder			Signature of Shareholder
	,	200 ___

Date
IMPORTANT: Please attach a VOIDED check from your bank account to ensure proper verification of bank routing and account numbers for automatic deduction purposes.

This signed Authorization Form, $10 enrollment fee and any other required forms MUST be mailed to:
Continental Stock Transfer & Trust Company
Aastrom Biosciences, Inc. — Direct Stock Purchase Program
17 Battery Place — 8th Floor
New York, NY 10004
Telephone: (800) 509-5586

Direct Stock Purchase Program
Share Ownership Certification Form
The undersigned desires to enroll in the Aastrom Biosciences, Inc. Shareholder Direct Stock Purchase Plan (the “Plan”). The undersigned understands that participation in the Plan is only available to Aastrom shareholders. While the undersigned understands that one means of establishing status as a shareholder is to have Aastrom shares held in a brokerage account re-registered in the name of the undersigned, the undersigned wishes to pursue this alternate means of documenting share ownership.
The undersigned hereby provides Aastrom Biosciences with a copy of the relevant portions of a brokerage account statement dated within the last 90 days that shows that the undersigned was the beneficial owner of shares of Aastrom Biosciences. The undersigned hereby certifies that the undersigned (i) was a shareholder of Aastrom on the date of that statement, (ii) is currently a shareholder of Aastrom, and (iii) will remain a shareholder of Aastrom during the entire time that the undersigned participates in the Plan.
This Share Ownership Certification Form must be signed by a holder of the account (as reflected in the account statement). If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please provide full title. This Share Ownership Certification Form must be returned with the required enclosure (discussed below), the Authorization and Enrollment Form and the $10.00 enrollment fee to: Aastrom Biosciences Shareholder Direct Stock Purchase Plan, c/o Continental Stock Transfer and Trust Company, 17 Battery Place, New York, NY 10004-1125.
Please sign below:

X	X

Authorized Signature	Authorized Signature

Date	Name(s) (Please Print)

Capacity/Title

Address	(Including Zip Code)

( )

Daytime Telephone Number	E-mail Address
Required Enclosure
You must include a copy of the relevant portions of a brokerage or other account statement in the name of the person completing this form that shows ownership of shares of Aastrom Biosciences within the last 3 months. (Note: you may delete information relating to the total value of your account and your ownership of other securities; we only need to know that you are an owner of Aastrom stock and that the statement is for the account of the person desiring to participate in the Plan.)
If you have questions, please contact Continental Stock Transfer & Trust Company (the Plan Administrator) at (800) 509-5586.

· Voluntary Cash Purchase Form___
Account Number SSN#You may make a voluntary cash purchase of no less than $250, and not more than $100,000 per monthby issuing a check (payable to “Aastrom Biosciences, Inc. — Direct Stock Purchase Plan”) andmailing it to: Continental Stock Transfer & Trust CompanyMonthly transaction date: The first Wednesday after the 15 th of each month. Checks must be received by the transfer agent five business days prior to the scheduled monthlytransaction date. Checks received between the fifth prior business day and the scheduled monthlytransaction date will be applied on the next monthly transaction date. 1. Direct Stock Purchase Program 2. Transaction FormComplete and Mail to:Continental Stock Transfer & Trust Company Aastrom Biosciences, Inc. — DSPP17 Battery Place — 8 th FloorNew York, NY 10004Telephone: (800) 509-5586 ___Dollars and cents · · Amount Enclosed 1. TO IDENTIFY YOUR ACCOUNT THIS FORM MUST ACCOMPANY ALL 2. CORRESPONDENCE AND ALL VOLUNTARY CASH PURCHASES See below for Change Form and Withdrawal of Shares Form 1. Withdrawal of Shares FormI (we) hereby authorize Continental Stock Transfer & Trust Company to withdraw my (our) shares inthe Direct Stock Purch ase Program.NOTE: Please read the four options listed below, as outlined in your prospectus. Indicate yourselection by checking the appropriate box. (1) Issue a certificate for ___shares from my account (indicate the number of fullshares). Keep account open. (2) Terminate my participation in the Program and issue a certificate for all whole shares anda check for the fractional shares. (3) Sell ___shares from my account (indicate the number of shares) and mail me a chec kfor the proceeds. Keep account open. (4) Terminate my participation in the Program and sell all whole and fractional shares, andmail me a check for the proceeds. Signature: ___Date: ___Signature: ___Date: ___· Change Form —— (Please Print)Name: ___Change of Address:Old Address: ___City: ___State: ___Zip Code: ___New Address: ___City: ___State: ___Zip Code: ___Change of Monthly Automatic Deduction Amount: Old Monthly Automatic Deduction: $ ___New Monthly Automatic Deduction: $ ___Signature: ___Date: ___Signature: ___Date: ___Please note: Name changes require a re-issuance of stock certificates. Please contactContinental Stock Transfer & Trust Company directly. Remember, you MUST read the prospectus before submitting this form by mail.